Two Rivers Water & Farming Company Releases October Update Letter from CEO

DENVER, Colorado, Nov. 06, 2019 (GLOBE NEWSWIRE) — Two Rivers Water & Farming Company (“Two Rivers” or the “Company”) (OTCQB: TURV), a strategic company that acquires, manages and develops the infrastructure of various agricultural industries including water rights, today released a letter from the Company’s Interim Chief Executive Officer, Greg Harrington:

Dear TURV Shareholders:

My last communication to shareholders was a little over a month ago, and since then I have been focused on an internal review of the company’s operations and expenditures as well as exploring additional financing options. Part of that process has included launching an ongoing internal audit of the Company’s contracts, commitments and obligations in place prior to my involvement. It has been a challenging task and due to the standards and constraints of being a public company, I have been limited in my ability to communicate information. Nonetheless, we have made great strides towards understanding the current state of both our assets and liabilities. Our goal remains to deliver value to shareholders through re-positioning our assets and restructuring our obligations.

Prior to the merger with Two Rivers, Vaxa entered into Farm Lease Agreement with Two Rivers in the spring of 2019 and started planting at the end of July, on their Butte Valley farm property near Walsenburg, CO, with the understanding that the property was clear of any obligations that would impact Vaxa.

In our audit of encumbrances on our property, we discovered that the Company also signed a separate loan agreement in May 2018, which conflicts with the Vaxa lease signed in March 2019, and was not disclosed to Vaxa at the time of signing the lease. In particular, the other agreement appears to call for interest payable equal to one half of the 2019 harvested crop in Butte Valley.

Since our discovery of these obligations we have taken steps to preserve Vaxa’s capital and biological assets. The Company is continuing to develop its feminized seed propagation programs for the spring planting season. We have over 3000 high-CBD genetic mothers in a greenhouse, which we will continue to propagate throughout the winter and into the 2020 spring planting season. We are on pace to propagate up to half a million feminized seeds for our farming operations in Walsenburg, Colorado.

As mentioned in previous statements, this year’s goal for the Butte Valley pilot farming program was to test the existing farming and water infrastructure, including the water diversion dam used for irrigation for large scale future planting. Like many other farms in Colorado, our initial crop was unable to survive the severe weather experienced this season, and exposed deficiencies in the infrastructure caused by improper maintenance of the ditch and dam during previous years. As a result of these obligations tied to the 2019 harvest, we made the decision also put future capital outlays towards the 2019 Butte Valley crop on hold while we are reviewing the validity of the conflicting contract with legal counsel. We will plan to address our future investments in this property accordingly.

Part of the scope of our internal audit is to catalog and review the current loans and liens that were entered into prior to my arrival. The Company’s structure is quite complex with its financing history and it is important that any payment the Company will make in the future towards its financial obligations is made knowing that the obligations are legitimate and clearly understood and not the obligation of a third-party company.

One example of an irregularity we uncovered in our review of current liens, was a duplicate lien of $4.0m million related to the GrowCo transaction. The two liens on the Orlando Reservoir were recorded simultaneously in September 2015 to both the noteholders of the GrowCo notes and to the preferred shareholders of TR Capital. We are consulting with our legal team regarding these types of issues to determine which obligations are legitimate and to evaluate possible options for resolution.

We have also discovered an improperly disclosed share issuance obligation on a series of Promissory Notes starting in May 2017 with Black Mountain Equities, where the warrants issued resulted in a severe ratcheting of the number of shares on the warrants. The ratcheting was triggered by a previous transaction and resulted in the warrants which were originally issued for 586,000 shares at $1.00 per share to balloon to over 5.0 million shares at $0.0785 per share. We are reviewing our legal obligations on this matter after we were given an exercise request.

In regard to the 6.8 million shares that had been reserved for America 2030 Capital Limited & Bentley Rothschild Capital Limited, in our review it was clear that the companies never performed on the funding. We have taken the position that the shares should not be reserved. We were granted a Temporary Restraining Order (TRO) blocking their issuance and are pursuing a lawsuit.

All things considered, we continue to believe that TURV presents opportunities for growth, but we are severely constrained by the legacy issues surrounding the company. We continue to review restructuring ideas to deliver shareholder value. I thank you for your ongoing participation and support of Two Rivers.

Sincerely Yours,

Greg Harrington

CEO

About Two Rivers

Two Rivers Water & Farming Company is a vertically integrated agricultural and water rights company with over a decade of experience focused on building a portfolio of water rights and real estate in Colorado. Two Rivers is focused on expanding their agribusiness along with development and rehabilitation of its water assets. www.2RiversWater.com

Forward-Looking Statements

This news release contains “forward-looking statements,” as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors, including the inherent uncertainties associated with developing and acquiring land and water resources. There can be no assurance Two Rivers will be able to initiate and operate in accordance with its business plans. These forward-looking statements are made as of the date of this news release, and Two Rivers assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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